PGIM ETF TRUST

PGIM Jennison Focused International Equity ETF

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement as of August 1, 2026 between PGIM Investments LLC (the Manager) and Jennison Associates LLC (Jennison).

WHEREAS the Manager and Jennison have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates Jennison for the services provided by Jennison to the PGIM Jennison Focused International Equity ETF (formerly PGIM Jennison International Opportunities ETF) under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.All references to “PGIM Jennison International Opportunities ETF” are hereby changed to “PGIM Jennison Focused International Equity ETF”;

2.Effective as of August 1, 2026, the subadvisory fee rate schedule appearing in Schedule A of the Subadvisory Agreement is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

[__]% on average daily net assets.

3. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President

JENNISON ASSOCIATES LLC

By: /s/ William C. Ings

William C. Ings, Managing Director